

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 30, 2009

Mr. David S. Smith
President and Treasurer
Mission Broadcasting, Inc.
7650 Chippewa Road, Suite 305
Brecksville, OH 44141

      RE: Mission Broadcasting, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed March 11, 2008
             File No. 333-62916-02

Dear Mr. Smith:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       /s/ Carlos Pacho

                       /for/ Larry Spirgel
                       Assistant Director